Mail Stop 6010

September 30, 2008

Abhijit Y. Talwalkar
President and Chief Executive Officer
LSI Corporation
1621 Barber Lane
Milpitas, California 95035

      Re: **LSI Corporation**
                  Form 10-K for Fiscal Year Ended December 31, 2007
                  Filed February 29, 2008
                  File No. 1-10317

Dear Mr. Talwalkar:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Tim Buchmiller
Senior Attorney